Exhibit 99.1

Hailiang Education Group Inc. Announces Results of Annual General Meeting of Shareholders for Fiscal Year 2018

HANGZHOU, China, May 25, 2018 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education (HLG)” or the “Company”), an educational services provider of private primary, middle and high schools in China, announced today the results of the Company’s 2018 Annual General Meeting of Shareholders (“2018 AGM”) held on May 24, 2018, at 10:00 a.m. local time in Hangzhou, Zhejiang, China.

At the 2018 AGM the Company’s shareholders approved and adopted the following resolutions:

1.    To re-elect Mr. Ming Wang, Mr. Cuiwei Ye, Mr. Ken He, Mr. Xiaofeng Cheng and Mr. Xiaohua Gu as directors of the Company to hold office until the next annual general meeting;

2.    To authorize the Board of Directors to fix the remuneration of the directors;

3.    To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending June 30, 2018, and to authorize the Board of Directors to fix their remuneration.

A Q&A session was also held during the meeting, for meeting minutes please visit: http://ir.hailiangedu.com/index.php/events_c.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle and high school educational services providers in China. The Company focuses closely on the school operation target of providing the distinguished, specialized and internationalized education, dedicates to provide students with high quality of primary, high school and international educational services as well as values the quality of students’ life, study and development. Meanwhile, Hailiang Education tailors the education delivery to students based upon their individual aptitudes, devotes to improve the students’ academic capabilities, cultural accomplishments and international perspectives. Hailiang Education operates multilingual classrooms. Languages used include Chinese, English, Spanish, Japanese, Korean, French, etc. Also, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education is committed to making great efforts to offer students more opportunities to win enrollments at well-known domestic or international universities to further their education. For more information, please visit http://ir.hailiangedu.com/.

Contacts:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com